UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SafeStitch Medical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

Aisling Capital

888 Seventh Avenue, 30th Floor

New York, NY 10106

(212) 651-6380

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 78645Y102

(1)	Names of reporting persons Aisling Capital III, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 36,490,260 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 36,490,260 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 36,490,260 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.3% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes (i) 24,088,496 shares of common stock, and (ii) 1,240,176.4 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share that is currently convertible into 12,401,764 shares of the Issuer’s common stock held by the Reporting Person.

(2)	The calculation of the percentage is based on an aggregate of 179,648,379 shares of Common Stock deemed issued and outstanding, consisting of (i) 167,246,615 shares of the Issuer’s Common Stock outstanding as of September 3, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission (the “SEC”) on September 6, 2013, and (ii) 12,401,764 shares of Common Stock issuable upon the conversion of 1,240,176.4 shares of Series B Preferred Stock held by the Reporting Person but excluding the shares of Series B Preferred Stock held by other individuals and/or entities (or any shares of Common Stock issuable upon conversion thereof).

SCHEDULE 13D

CUSIP No. 78645Y102

(1)	Names of reporting persons Aisling Capital Partners III, LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 36,490,260 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 36,490,260 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 36,490,260 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.3% (2)
(14)	Type of reporting person (see instructions) PN

(1)	Includes (i) 24,088,496 shares of common stock, and (ii) 1,240,176.4 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share that is currently convertible into 12,401,764 shares of the Issuer’s common stock held by the Reporting Person.

(2)	The calculation of the percentage is based on an aggregate of 179,648,379 shares of Common Stock deemed issued and outstanding, consisting of (i) 167,246,615 shares of the Issuer’s Common Stock outstanding as of September 3, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013, and (ii) 12,401,764 shares of Common Stock issuable upon the conversion of 1,240,176.4 shares of Series B Preferred Stock held by the Reporting Person but excluding the shares of Series B Preferred Stock held by other individuals and/or entities (or any shares of Common Stock issuable upon conversion thereof).

SCHEDULE 13D

CUSIP No. 78645Y102

(1)	Names of reporting persons Aisling Capital Partners III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 36,490,260 (1)
	(8)	Shared voting power -0-
	(9)	Sole dispositive power 36,490,260 (1)
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person 36,490,260 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.3% (2)
(14)	Type of reporting person (see instructions) OO

(1)	Includes (i) 24,088,496 shares of common stock, and (ii) 1,240,176.4 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share that is currently convertible into 12,401,764 shares of the Issuer’s common stock held by the Reporting Person.

(2)	The calculation of the percentage is based on an aggregate of 179,648,379 shares of Common Stock deemed issued and outstanding, consisting of (i) 167,246,615 shares of the Issuer’s Common Stock outstanding as of September 3, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013, and (ii) 12,401,764 shares of Common Stock issuable upon the conversion of 1,240,176.4 shares of Series B Preferred Stock held by the Reporting Person but excluding the shares of Series B Preferred Stock held by other individuals and/or entities (or any shares of Common Stock issuable upon conversion thereof).

SCHEDULE 13D

CUSIP No. 78645Y102

(1)	Names of reporting persons Steve Elms
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 36,490,260 (1)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 36,490,260 (1)
(11)	Aggregate amount beneficially owned by each reporting person 36,490,260 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.3% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes (i) 24,088,496 shares of common stock, and (ii) 1,240,176.4 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share that is currently convertible into 12,401,764 shares of the Issuer’s common stock held by the Reporting Person.

(2)	The calculation of the percentage is based on an aggregate of 179,648,379 shares of Common Stock deemed issued and outstanding, consisting of (i) 167,246,615 shares of the Issuer’s Common Stock outstanding as of September 3, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013, and (ii) 12,401,764 shares of Common Stock issuable upon the conversion of 1,240,176.4 shares of Series B Preferred Stock held by the Reporting Person but excluding the shares of Series B Preferred Stock held by other individuals and/or entities (or any shares of Common Stock issuable upon conversion thereof).

SCHEDULE 13D

CUSIP No. 78645Y102

(1)	Names of reporting persons Dennis Purcell
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 36,490,260 (1)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 36,490,260 (1)
(11)	Aggregate amount beneficially owned by each reporting person 36,490,260 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.3% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes (i) 24,088,496 shares of common stock, and (ii) 1,240,176.4 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share that is currently convertible into 12,401,764 shares of the Issuer’s common stock held by the Reporting Person.

(2)	The calculation of the percentage is based on an aggregate of 179,648,379 shares of Common Stock deemed issued and outstanding, consisting of (i) 167,246,615 shares of the Issuer’s Common Stock outstanding as of September 3, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013, and (ii) 12,401,764 shares of Common Stock issuable upon the conversion of 1,240,176.4 shares of Series B Preferred Stock held by the Reporting Person but excluding the shares of Series B Preferred Stock held by other individuals and/or entities (or any shares of Common Stock issuable upon conversion thereof).

SCHEDULE 13D

CUSIP No. 78645Y102

(1)	Names of reporting persons Andrew Schiff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power 36,490,260 (1)
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power 36,490,260 (1)
(11)	Aggregate amount beneficially owned by each reporting person 36,490,260 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.3% (2)
(14)	Type of reporting person (see instructions) IN

(1)	Includes (i) 24,088,496 shares of common stock, and (ii) 1,240,176.4 shares of the Issuer’s Series B Preferred Stock, par value $0.01 per share that is currently convertible into 12,401,764 shares of the Issuer’s common stock held by the Reporting Person.

(2)	The calculation of the percentage is based on an aggregate of 179,648,379 shares of Common Stock deemed issued and outstanding, consisting of (i) 167,246,615 shares of the Issuer’s Common Stock outstanding as of September 3, 2013 (but excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013, and (ii) 12,401,764 shares of Common Stock issuable upon the conversion of 1,240,176.4 shares of Series B Preferred Stock held by the Reporting Person but excluding the shares of Series B Preferred Stock held by other individuals and/or entities (or any shares of Common Stock issuable upon conversion thereof).

Item 1.	Security and Issuer.

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, $0.001 par value (the “Shares”), of SafeStitch Medical, Inc. (f/k/a Cellular Technical Services Company, Inc.), a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 635 Davis Drive, Suite 300, Durham, North Carolina 27713.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Aisling Capital III, LP (“Aisling”);

(ii) Aisling Capital Partners III, LP (“Aisling Partners”), the general partner of Aisling;

(iii) Aisling Capital Partners III LLC (“Aisling Partners GP”), the general partner of Aisling Partners;

(iv) Mr. Dennis Purcell, a managing member of Aisling Partners GP;

(v) Mr. Steve Elms, a managing member of Aisling Partners GP;

(vi) Mr. Andrew Schiff, a managing member of Aisling Partners GP (together with Messrs. Purcell and Elms, the “Managers”).

(b) The principal business address for each of the Reporting Persons is 888 Seventh Avenue, 30th Floor, New York, New York 10106.

(c) Aisling was formed in order to engage in the acquiring, holding and disposing of investments in various companies. Aisling Partners is the general partner of Aisling and was formed to act as the general partner of Aisling, to make investments through Aisling and to fulfill such other purposes as may be determined by Aisling from time to time. Aisling Partners GP is the general partner of Aisling Partners and was formed to act as the general partner of Aisling Partners. The principal occupation of each of Messrs. Purcell, Elms and Schiff are as the Managers of Aisling Partners GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Act, Aisling Partners, Aisling GP, Messrs. Elms, Purcell and Schiff each may be deemed to be a beneficial owner of the Common Stock held for the account of Aisling.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Aisling and Aisling Partners is a Delaware limited partnership. Aisling Partners GP is a Delaware limited liability company. Each of Messrs. Elms, Purcell and Schiff is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 3, 2013 (the “Closing Date”), Aisling acquired 24,088,496 Shares (the “Merger Shares”) upon the consummation of the transactions (the “Transactions”) contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 13, 2013, by and among the Issuer, Tweety Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Issuer, (“Merger Sub”) and TransEnterix, Inc., a Delaware corporation (“TransEnterix”), pursuant to which, at the Effective Time (as defined in the Merger Agreement), Merger Sub merged with and into TransEnterix (the “Merger”), the separate corporate existence of Merger Sub ceased with TransEnterix surviving the Merger as the surviving corporation, on the terms and conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, upon consummation of the Merger, each share of TransEnterix’s capital stock issued and outstanding immediately preceding the Merger was converted into the right to receive 1.1533 Shares. As a result of the Merger, the shares of capital stock in TransEnterix held by Aisling immediately preceding the Merger, which amounted to 20,886,583 shares of common stock of TransEnterix (on an as-converted to common stock basis), were canceled and Aisling received 24,088,496 Merger Shares upon consummation of the Merger.

In connection with the Merger, Aisling acquired 1,240,176.4 shares (the “Series B Shares”) of the Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), of the Issuer on September 3, 2013, pursuant to the Securities Purchase Agreement made as of August 13, 2013 (the “Securities Purchase Agreement”), by and among the Issuer and the investors listed on Schedule I thereto (the “Investors”). Each Series B Share was acquired by Aisling for a purchase price of $4.00 per share of Series B Preferred Stock payable in cash, cancellation of certain indebtedness of TransEnterix or a combination thereof (the “Private Placement”) and is convertible, subject to certain conditions, into ten shares of Common Stock. Of the 1,240,176.4 Series B Shares acquired by Aisling pursuant to the Securities Purchase Agreement, (i) 1,103,251.7 Series B Shares were acquired for an aggregate purchase price of $4,413,006.80 paid in cash and (ii) 136,924.7 Series B Shares were acquired for an aggregate purchase price of $547,698.80 paid through the cancellation of certain indebtedness.

The source of the purchase price for the Series B Shares, to the extent in cash, was capital contributions from the partners of Aisling. No borrowed funds were used by Aisling to purchase the Shares or Series B Shares.

The foregoing description of the Merger Agreement and the Securities Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the actual terms of the Merger Agreement and the Securities Purchase Agreement filed as Exhibits 2 and 3 to this Schedule 13D and each of which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D.

Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock, Series B Preferred Stock, or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock or Series B Preferred Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person’s assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.	Interest in Securities of the Issuer.

(a)

To the best knowledge of the Reporting Persons, as of September 3, 2013, there were 167,246,615 Shares issued and outstanding (excluding any options, warrants, or other rights to acquire the Issuer’s Common Stock), as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013, and 7,544,704.4 shares of Series B Preferred Stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2013, of which 1,240,176.4 Series B Shares are beneficially owned by the Reporting Persons. The Reporting Persons beneficially own in the aggregate 36,490,260 Shares, consisting of: (i) 24,088,496 Shares as described in Item 3 above and (ii) assuming 12,401,764 Shares issuable upon the conversion of 1,240,176.4 shares of Series B Preferred Stock on a ten-for-one basis as described in Item 3 above, representing 20.3% of the total outstanding Shares on an as-converted basis, assuming the conversion of only the shares of Series B Preferred Stock held by the Reporting Persons and excluding the conversion of the Series B Shares held by other individuals and/or entities and any other options, warrants, or other rights to acquire the Issuer’s Common Stock.

Aisling Capital III, LP Aisling Capital Partners III, LP Aisling Capital Partners III LLC	Common Stock	Series B Preferred Stock
Amount beneficially owned:	36,490,260	1,240,176.4
Percent of class:
(i) Sole voting power	20.3%	16.4%
(ii) Shared voting power	0	0
(iii) Sole dispositive power	20.3%	16.4%
(iv) Shared dispositive power	0	0

Steve Elms Dennis Purcell Andrew Schiff	Common Stock	Series B Preferred Stock
Amount beneficially owned:	36,490,260	1,240,176.4
Percent of class:
(i) Sole voting power	0	0
(ii) Shared voting power	20.3%	16.4%
(iii) Sole dispositive power	0	0
(iv) Shared dispositive power	20.3%	16.4%

(b)

(i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 36,490,260 Shares that may be deemed to be beneficially owned by the Reporting Persons.

Aisling Capital III, LP Aisling Capital Partners III, LP Aisling Capital Partners III LLC	Common Stock	Series B Preferred Stock
Amount beneficially owned:	36,490,260	1,240,176.4
Percent of class:
(i) Sole voting power	20.3%	16.4%
(ii) Shared voting power	0	0
(iii) Sole dispositive power	20.3%	16.4%
(iv) Shared dispositive power	0	0

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 36,490,260 Shares beneficially owned by the Reporting Persons.

Steve Elms Dennis Purcell Andrew Schiff	Common Stock	Series B Preferred Stock
Amount beneficially owned:	36,490,260	1,240,176.4
Percent of class:
(i) Sole voting power	0	0
(ii) Shared voting power	20.3%	16.4%
(iii) Sole dispositive power	0	0
(iv) Shared dispositive power	20.3%	16.4%

(c) Recent Transactions. Aisling acquired (i) 24,088,496 Shares upon the Merger on September 3, 2013 and (ii) 1,240,176.4 shares of Series B Preferred Stock on September 3, 2013 pursuant to the Securities Purchase Agreement for an aggregate purchase price of $4,960,705.60 at $4.00 per share. The transactions described in this Item 5(c) are more fully described in Item 3 above.

(d) Dividends. The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Aisling in accordance with their ownership interests in Aisling.

(e)	Not Applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger Agreement and the Private Placement, Aisling, along with the Investors and certain of the Company’s and TransEnterix’s former stockholders, entered into lock-up and voting agreements (each, a “Lock-up and Voting Agreement”), pursuant to which Aisling and such other persons agreed, subject to certain exceptions, not to sell, transfer or otherwise convey any of the Company’s securities held by them (collectively, “Covered Securities”) for one year following the Closing Date. The Lock-up and Voting Agreements provide that such persons may sell, transfer or convey: (i) up to 50% of their respective Covered Securities during the period commencing on the one-year anniversary of the Closing Date and ending on the eighteen-month anniversary of the Closing Date; and (ii) up to an aggregate of 75% of their respective Covered Securities during the period commencing on the eighteen-month anniversary of the Closing Date and ending on the two-year anniversary of the Closing Date. The restrictions on transfer contained in the Lock-up and Voting Agreements cease to apply to the Covered Securities following the second anniversary of the Closing Date.

The limitation on transfers contained in Sections 2(a) and 2(b) of the Lock-up and Voting Agreement do not apply to (i) transfers to Permitted Transferees (as defined below), (ii) transfers to the Issuer, and (iii) transfers to any other Holder (as defined in the Lock-up and Voting Agreement) and such Holder’s Affiliates (as defined in the Lock-up and Voting Agreement). As defined in the Lock-up and Voting Agreement, a “Permitted Transferee” means, (i) with respect to any Holder who is an individual, (x) a member of such Holder’s immediate family (which shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) or a trust, corporation, partnership or limited liability company for the benefit of an immediate family member, all of the beneficial interests of which shall be held by such Holder or one or more members of such Holder’s immediate family, and (y) such Holder’s heirs, successors, administrators and executor and any beneficiary pursuant to will, other testamentary document or applicable laws of descent, (ii) with respect to any Holder that is an entity, any Affiliate of such entity (including any investment fund or other entity controlled or managed by such Holder) and such Holder’s partners, limited partners, members, stockholders and other equity holders, (iii) with respect to any Holder that is a trust, to a trustee or beneficiary of the trust and (iv) a recipient of a bona fide gift or gifts of Covered Securities.

Additionally, pursuant to the Lock-up and Voting Agreements, Aisling and each person party thereto agreed, for the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date, to vote all of such person’s Covered Securities in favor of: (i) amending the Issuer’s Amended and Restated Certificate of Incorporation to change the legal name of the Issuer to “TransEnterix, Inc.”; (ii) effecting a reverse stock split of the Common Stock on terms approved by the Issuer’s board of directors; and (iii) amending the Issuer’s 2007 Incentive Compensation Plan in order to increase the number of shares of Common Stock available for issuance thereunder.

The foregoing description of the Lock-up and Voting Agreements does not purport to be complete and is qualified in their entirety by reference to the actual terms of the Lock-up and Voting Agreements, a form of which is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Common Stock and the Series B Preferred Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

On September 13, 2013, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 1 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

Exhibit 1:	Statement Appointing Designated Filer dated as of September 13, 2013, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Agreement and Plan of Merger, dated as of August 13, 2013, by and among the Issuer, Tweety Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Issuer, and TransEnterix, Inc., a Delaware corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2013).

Exhibit 3:	Securities Purchase Agreement made as of August 13, 2013, by and among the Issuer and the investors listed on Schedule I thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 14, 2013).

Exhibit 4:	Form of Lock-Up and Voting Agreement (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 14, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 13, 2013

AISLING CAPITAL III, LP By: Aisling Capital Partners III, LP General Partner By: Aisling Capital Partners III LLC General Partner

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member
AISLING CAPITAL PARTNERS III, LP By: Aisling Capital Partners III LLC General Partner

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member
AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

By:	/s/ Steve Elms
Steve Elms

By:	/s/ Dennis Purcell
Dennis Purcell

By:	/s/ Andrew Schiff
Andrew Schiff